FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated December 2, 2015 – Chinese Game Developer Perfect World Licenses ARM Enlighten Global Illumination
2.	Press release dated December 4, 2015 – Director Declaration
3.	Press release dated December 8, 2015 – This Year’s Gift Could Turn You Into Next Year’s Tech Star
4.	Press release dated December 10, 2015 – Directors Announcement under LR 9.6.11(3)
5.	Press release dated December 15, 2015 – Treasury Stock
6.	Press release dated December 17, 2015 – ‘Team mbed’ Returns for 2015 AT&T Developer Summit Hackathon at CES
7.	Press release dated January 4, 2016 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2016

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer

Item 1

Chinese Game Developer Perfect World Licenses ARM Enlighten Global Illumination

02 December 2015

Cambridge, UK, Dec. 02, 2015 – Geomerics, an ARM company, today announced that leading Chinese gaming company Perfect World has licensed Enlighten™, the advanced global illumination technology, to deliver richer graphics in its highly anticipated mobile titles.

Perfect World, the developer of the top-selling Perfect World and Legend of Martial Arts franchises, is one of China's leading mobile game developers. Licensing Enlighten's advanced lighting technology will help Perfect World meet the demand from China's 400 million gamers for increasingly realistic computer graphics. In addition, its real-time lighting workflow will enable Perfect World's designers to tailor games' artwork efficiently and deliver the finished product to market faster.

"Enlighten is redefining the way computer game lighting is delivered to the screen and sets a new standard for global illumination," said Ming Cui, vice president of technology, Perfect World. "Using Enlighten in our mobile gaming portfolio delivers the highest quality graphics and assures our customers that we are investing in technology that can give us unique advantages over our competition."

There are 900 million smartphone users in China with the ability to access games on the move. To keep up with demand, more than 100 new titles are being delivered on a daily basis. ARM's collaborative ecosystem has deep foundations in this market and has already supported Perfect World in optimizing their proprietary 3D mobile game engine, ECHO-es, for ARM® Mali™ GPU based devices.

"China's game development market is incredibly vibrant and has an audience that is hungry for the highest quality titles that take advantage of the latest technologies," said Chris Porthouse, vice president of gaming middleware, ARM. "Enlighten is already used by developers of the global best-selling titles Battlefield Hardline, Dragon Age: Inquisition and Lords of the Fallen. Perfect World will be the first Chinese developer to innovate with this enriching technology."

Ends

Contacts:
Phil Hughes
Director of tech PR, ARM
+1 512-694-7382
phil.hughes@arm.com

About Enlighten

Enlighten is the industry's most advanced dynamic lighting technology, delivering real-time global illumination across all gaming platforms. It has helped define the look of some of the most iconic titles in gaming including Battlefield Hardline, Dragon Age: Inquisition and Lords of the Fallen.

Its lightweight technology scales between mobile, console, desktop and virtual reality (VR) platforms and is optimized to extract maximum performance from the hardware, making Enlighten the industry standard for game lighting. This complete solution enables fully dynamic lighting, the baking out of static light maps or any combination of the two. Enlighten is the technology of choice of the world's most successful game studios; it is built into Unity 5 and available as part of the Unreal Engine Integrated Partners Program or as a standalone SDK.

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

© 2015 ARM Limited. ARM, the ARM logo, Enlighten and Mali are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders.

Item 2

Director Declaration

RNS Number : 0306I

ARM Holdings PLC

04 December 2015

4 December 2015

ARM Holdings plc

Directors' Notification in accordance with Listing Rule 9.6.14(2)

Further to the announcement made by Whitbread PLC earlier today, ARM Holdings plc announces that Chris Kennedy, Chief Financial Officer at ARM, will take on a role as independent non-executive director at Whitbread from 1 March 2016 with the intention that he will take over as Chairman of Whitbread's audit committee with effect from 1 October 2016.

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

CONTACTS:

Sarah West	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

                           - Ends -

This information is provided by RNS

The company news service from the London Stock Exchange

Item 3

This Year's Gift Could Turn You Into Next Year's Tech Star

08 December 2014

ARM, Cambridge, U.K., Dec. 8, 2014 - This year's festive season gift list will feature more products invented by startups than ever. The likes of the Pebble watch, the Kano computer and the 360cam were all created by tiny companies using widely-available development kits with crowd sourced funding. This raises the question: "Should this year's gift be the mass produced must-have present off the production line or should it be the chance to invent next year's sensation?"

In the run-up to the holidays ARM is highlighting 50 of the inventions based on its technology that have achieved support on Kickstarter, the world's largest funding platform for creative projects. The devices were chosen by ARM from a long list of successful ideas over the last two years to be shown on a specially curated page. All were created by inventors using the same kind of ARM based technology that is enabling today's maker community.

Between them these projects have raised almost $40m and many have gone on to stellar success. The standout devices are the virtual reality headset Oculus Rift bought by Facebook in March 2014 for $2bn and the SmartThings home connectivity hub acquired by Samsung in 2012 for a reported $200m. When the Pebble watch launched on Kickstarter two years ago it attracted more than $10m and by March 2014 it had sold 400,000 units.

"Amazing things are possible when innovators connect with an audience that shares their passion," said Dominic Pajak, senior embedded strategist, ARM. "These startup projects are often solving problems outside traditional mass markets and serving new communities as well as sometimes crossing over to create high value companies. The maker movement is exploding, especially in the festive season as parents in particular seek to give their children the chance to get creative."

In total, Kickstarter has helped to attract $220m of support for more than 2,000 technology products, with a number of these new ventures going on to receive venture capital funding in excess of $300m. The 50 projects selected by ARM have been highlighted in order to inspire makers and we expect it will further accelerate the momentum behind these development platforms. The basic technology needed to create such products is now widely available with developers able to buy boards from the likes of Raspberry Pi and Arduino, with 3D printers sold by many electronic distributers.

Selection of ARM based projects on Kickstarter:

360cam: A handheld 360 degree camera that delivers recorded video, stills photos and easy real time streaming video over Wi-Fi.

Blossom: A Wi-Fi connected irrigation controller called Blossom which saves water and is easy to use and install. It has been designed to help people living in drought worldwide.

FLUX: All-in-one 3D printing, 3D scanning, laser engraving.

Kano: A self-build computer aimed at 8-11 years old children allowing them (and their parents!) to learn coding through engaging with games such as Minecraft.

LumoBack: A waist-worn sensor belt that helps correct bad posture and help in the prevention and treatment of bad backs.

For more, see ARM's curated page at Kickstarter.com/ARM

Join the conversation with industry experts during Kickstarter Week, Dec. 8-12, on the ARM Connected Community.

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Head of corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. mbed is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 4

Directors Announcement under LR 9.6.11(3)

RNS Number : 5592I

ARM Holdings PLC

10 December 2015

10 December 2015

ARM Holdings plc

Directors' Notification in accordance with Listing Rule 9.6.11(3)

ARM Holdings plc (the "Company") announces that Stephen Pusey, independent non-executive director, will join the Company's Remuneration Committee with effect from 1 January 2016.

There have been no other changes to the composition of the Remuneration Committee.

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

CONTACTS:

Sarah West	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

                              - Ends -

This information is provided by RNS

The company news service from the London Stock Exchange

Item 5

Treasury Stock

RNS Number : 1728J

ARM Holdings PLC

15 December 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 11 December 2015 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

17,289 ordinary shares @ 198.48 pence per share

31,780 ordinary shares @ 396.16 pence per share

1,157 ordinary shares @ 734.40 pence per share

Following the above transfers of treasury stock, the Company held 7,231,108 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,405,205,734.

End

This information is provided by RNS

The company news service from the London Stock Exchange

Item 6

'Team mbed' Returns for 2015 AT&T Developer Summit Hackathon at CES

17 December 2014

What: 'Team mbed' will be appearing at the 2015 AT&T Developer Summit Hackathon following its successful debut at the AT&T Hackathon at Super Mobility Week in September 2014. Team mbed is a group of Internet of Things (IoT) industry leaders that provide bleeding edge hardware and software leveraging the ARM® mbed™ IoT development platform. The team is comprised of Freescale, Multi-Tech, Nordic Semiconductor, STMicroelectronics, u-blox and ARM.

Where: 2015 AT&T Developer Summit Hackathon takes place at Rain Nightclub in the Palms Casino Resort of Las Vegas, 4321 W Flamingo Rd, Las Vegas, NV, 89109.

When: Hackathon - Jan. 3-4.

Finalist judging and awards: Jan.4. Top three teams to pitch during the AT&T Developer Summit Conference Keynote for the grand prize: Jan. 5.

Further detail: Team mbed, with AT&T, will provide ARM mbed-enabled development boards, connectivity modules, and a variety of actuators and sensors, which developers can use to implement their own ideas, along with a good dose of guidance and inspiration.

A panel of VIP judges will select winning projects with first place receiving $25,000, second place $10,000 and third place $5,000. At the AT&T Hackathon at Super Mobility Week in September 2014, teams using mbed technology platforms won 3 of the top place awards with the support from Team mbed. Click here for further information about how developers can prepare for the AT&T Hackathon.

Click here to register and reserve your FREE ticket.

Who:

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, digital TVs, home gateways, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. mbed is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 7

Total Voting Rights

RNS Number : 6900K

ARM Holdings PLC

04 January 2016

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 December 2015 consists of 1,412,436,842 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,231,108 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,405,205,734.

The above figure 1,405,205,734 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

This information is provided by RNS

The company news service from the London Stock Exchange